Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “Company”) DEALING IN SECURITIES BY PRESCRIBED OFFICER In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the “Listings Requirements"), shareholders are advised that a Prescribed Officer of Gold Fields, Mr. CO Gratias, acquired Gold Fields American Depository Receipts (“ADR”) on the open market. Details of the transaction is set out below: Name of Prescribed Officer CO Gratias Nature of transaction On market acquisition of ADRs for deferral to towards Minimum Shareholding Requirement Transaction date 21 November 2024 Number of securities 20,000 Class of security ADRs Price per security US$15.07862 Total value US$301,572.40 Nature of interest Direct and Beneficial In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 26 November 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd